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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /      Check this box if no longer subject to Section 16.
           Form 4 or Form 5 obligations may continue.  See
           Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.         Name and Address of Reporting Person*

           London             Frederick                  W.
           (Last)              (First)                  (Middle)

           Pinkerton's Inc.
           15910 Ventura Bolevard, Suite 900
                               (Street)

           Encino               CA                    91436-3095
           (City)             (State)                   (Zip)



2.         Issuer Name and Ticker or Trading Symbol
           Questron Technology, Inc. (Nasdaq: QUST)



3.         IRS or Social Security Number of Reporting Person
           (Voluntary)


4.         Statement for
           (Month/Year)
           9/98
--------
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).)


5.         If Amendment, Date of Original
           (Month/Year)


6.         Relationship of Reporting Persons to Issuer
                               (Check all applicable)

             X    Director                     ______    10% Owner
           -----
           _____ Officer (give title below)    ______    Other (specify
                                                              below)

           Vice President

7.         Individual or Joint/Group filing (Check Applicable Line)

             X     Form filed by One Reporting Person
           -----
           ______  Form filed by More than One Reporting Person



          TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of     2.     Trans     3.     Transaction       4.     Securities Acquired            5.     Amount of
       Security            action           Code                     (A) or Disposed of (D)                Securities
       (Instr.3)           Date             (Instr.8)                (Instr.3, 4 and 5)                    Beneficially
                           (Month                                                                          Owned at End
                           /Date/                                                                          of Month

                                                                                                           (Inst. 3 and
                                                                                                           4)


                                         Code        V           Amount    (A) or      Price
                                                                           (D)


1.     Title of    6.     Ownership           7.     Nature of
       Security           Form:                      Indirect
       (Instr.3)          Direct                     Beneficial
                          (D) or                     Ownership
                          Indirect
                          (I)                        (Instr. 4)

                          (Instr.
                          4)



FORM 4 (continued)                 TABLE II - Derivative Securities Acquired,
                                   Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options,
                                   convertible securities)

1.     Title of        2  Conver     3.  Trans    4.     Transaction          5.  Number of Deriv    6.  Date Exercisable and
       Derivative         sion or        action          Code                     ative Securities       Expiration Date
       Security           Exercise       Date                                     Acquired (A) or        (Month/Day/Year)
       (Instr.3)          Price of                       (Instr. 8)               Disposed of (D)
                          Deri           (Month/
                          vative         Day/                                     (Instr. 3, 4,
                          Security       Year)                                    and 5)

                                         Code      V       (A)      (D)          Date Exercisable     Expiration  Date

Non-qualified            9/8/98           A       V        3,000    A            Immediately           9/8/08
options to
purchase
shares of
Common Stock,
par value
$.001 per
share





1.     Title of        7.     Title and Amount of        8.  Price of      9. Number of         10.Ownership         11. Nature of
       Derivative             Underlying Security            Derivative    Derivative           Form of Deriva       Indirect Bene
       Security                                              Security      Securities           tive Security:       ficial Owner
       (Instr.3)              (Instr.3 and 4)                              Beneficially         Direct (D) or        ship (Instr.
                                                             (Instr. 5)    Owned at End         Indirect (I)         4)
                                                                           of Month             (Instr. 4)

                         Title            Amount or                        (Instr. 4)
                                          Number of
                                          Shares

Option to              Common Stock       3,000          $4.625/share         3,500 (See             D
acquire (Note          par value                                                Note 1)
1)                     $.001 per
                       share



Explanation of Responses:

1.  Includes 500 Series IV Warrants.     By:/s/ Frederick W. London
                                            -------------------------------
                                            **Signature of Reporting Person


                                               October 8, 1998
                                         -------------------------
                                         Date


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                            SEC 1474 (7-96)

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